REPLY TO MINNEAPOLIS
                                                          RICK HAUSER
                                                          612/632.3095
                                                          RICK.HAUSER@GPMLAW.COM



                                December 27, 2004

Thomas A. Jones, Esq.                                        VIA EDGAR
United States Securities Exchange Commission                 AND FEDERAL EXPRESS
450 Fifth Street NW.
Washington, D.C.  20549

         RE:      Biotel Inc. (the "Company")
                  Amendment No. 1 to Registration Statement on Form 10-SB Filed November 26, 2004
                  File No. 0-50914

Dear Mr. Jones:

     Enclosed for filing on behalf of the Company please find three copies of Amendment No. 2 to the Registration Statement on Form 10-SB, and three copies marked to show changes from Amendment No. 1 to the Registration Statement. Amendment No. 2 is being filed via EDGAR today.

     In response to the Staff's comments dated December 17, 2004, we are providing the following supplemental information provided by the Company. The paragraph numbers correspond to the paragraph numbers contained in your December 17, 2004 comment letter:

Item 1.  Description of Business
--------------------------------

     General
     -------

1. We have filed the OEM Purchase Agreement as an exhibit to the Form 10-SB. It is redacted in the same manner as the Company proposed in its November 3, 2004 Confidential Treatment Request, except that the customer is now identified. We have also discussed the material terms of the agreement and have identified the customer in the Form 10-SB. Finally, we have expanded the MD&A discussion to discuss the changes in revenues attributable to this customer.

Thomas A. Jones, Esq.
December 27, 2004
Page 2



     Environmental Matters - Page 5
     -------------------------------

2. The Company has learned that the partnership that owns the property has decided to continue negotiations with the adjacent landowner's property and apparently will continue to seek to cap the wells on the adjacent property, notwithstanding that this action itself will not bring closure to the matter. Because negotiations are continuing we have not made further disclosure to this section.

Item 5.  Directors and Executive Officers - Pages 18 to 20
----------------------------------------------------------

     Directors and Executive Officers - Pages 18 to 19
     -------------------------------------------------

3. We have disclosed Daniel S. Pawlik as a key employee and have provided the biographical information for him under Item 401(b) of Regulation S-B.

Part F/S
--------

     Notes to Consolidated Financial Statements - Page F-24
     ------------------------------------------------------

     Note 1 - Nature of Business and Corporate Information
     -----------------------------------------------------

4. We have made the revisions suggested by the Staff. In accordance with SFAS 141 no proforma results of operations information for the three months ending September 30, 2003, has been presented since Agility Centralized Research Services did not start operations until November 2003.

Thomas A. Jones, Esq.
December 27, 2004
Page 3



     Note 12 - Income Taxes
     ----------------------

5. We have made the revisions to the Income Tax footnotes in the June 30, 2004, and September 30, 2004, financial statements. The net operating losses containing certain limitations were previously excluded from the deferred tax asset and valuation allowance amounts. The deferred tax asset and valuation allowance now reflect these additional amounts.

     Let me know if you have any questions.



                                       Regards,

                                       GRAY, PLANT, MOOTY,
                                         MOOTY & BENNETT, P.A.



                                       By  /s/ Rick Hauser
                                           -------------------------------------
                                           Rick Hauser